Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

This filing relates to the following material made available at the Annual Convention of the National Association of Real Estate Investment Trusts.

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JDN Realty Corporation Merger Agreement with Developers Diversified Realty Corporation

Background of the Merger

Summary of Terms of Merger Total Consideration Each JDN Common Share Will Be Exchanged for 0.518 DDR Common Shares Each JDN Preferred Share Will be Exchanged for a Share of Newly Created Class of DDR Voting Preferred Stock Board Seats At the 2003 DDR Annual Meeting, the Board of Directors of DDR Will Nominate a Representative From JDN's Existing Board to Fill a Newly Created Board Seat Break-up Fee A Break-up Fee of $16.0 Million Plus Reimbursements of Expenses Not to Exceed $4 Million Payable Under Certain Conditions, including if JDN Terminates the Merger Agreement and Accepts an Offer From Another Company

Summary of Terms of Merger Dividend JDN Cannot Pay Dividends On Its Common Stock Until It Has Entered Into a Closing Agreement With the Internal Revenue Service Confirming JDN Compliance With Certain Technical Requirements for Qualification As a REIT JDN's Dividends Will Be Reduced by the Amount of Any Payment to the IRS and Related Expenses Dividends in 2003 Prior to Closing of the Merger Will Be Synchronized As to Timing and Amount With DDR Closing Expect Merger to Close in the First Quarter of 2003

(1) As of September 30, 2002 Pricing Considerations 37 Companies Approached By JDN Public and Private REITs, Equity Funds, and Public and Private Companies Reviewed JDN Companies Submitted Initial Bids to Acquire or Merge with JDN at Prices Ranging from $9.67 to $13.15 Per Share DDR Offered Best Opportunity for JDN Stockholders Valuation Variables JDN's $157 Million in Non-income Producing Land(1) JDN's $124 Million in Property Under Development(1) Represents 26% of JDN’s Total Assets Transaction Costs $25 to $30 Million

Strategic Rationale Creates One of the Largest Shopping Center REITs Improves JDN’s Cost of and Access to Capital Enhances National Platform Enhances Acquisition and Development Capabilities Improves Liquidity of Stock for Shareholders Opportunity to Realize Cost Synergies

Strategic Rationale Strong Historical FFO Per Share Growth Rate Strong Historical Dividend Per Share Growth Rate Reduces JDN Shareholders’ Financing and Strategic Risks

Strategic Rationale KIM DDR/ NXL REG WRI FRT HTG PNP 4920.2 4726.8 3628.1 3588.8 3436.1 2563.6 2140.4 1901.6 Number of Owned Centers GLA (mm SF) 53.4 61.0 239 28.9 58 12.0 111 14.1 149 25.4 345 49.7 233 26.1 418 443 Total Market Capitalization* Combined Company JDN * Based on share prices as of September 30, 2002 and Q2 financials

Strategic Rationale JDN Has Limited Access to "Inexpensive" Capital Primary Source Has Been Asset Sales JDN Has Not Issued Equity to Raise Capital Since 1999 Priced Out of the Unsecured Debt Markets With a Non- Investment Grade Rating Limited Access to Secured Debt Due to Covenant Restrictions DDR Has Issued Equity - Common and Preferred - In 2002 DDR Has Access to Additional Sources of Capital Such as Joint Ventures and Secured Debt Cost Of And Access To Capital

Strategic Rationale Existing Properties Multiple Center Markets Service Merchandise Properties Multiple Services Merchandise New Developments Managed Properties Operating Properties Development Properties DDR JDN Enhanced National Presence

Strategic Rationale Positions the Combined Company With Differentiated Scale and Management Depth To Be Among the Leading Retail REITs Both Companies Are Known for Their Development Capabilities JDN Has 21 Properties Under Construction Comprising 6.8 Million Square Feet of Total GLA JDN Has a Pre-development Pipeline of 17 Properties Representing 3.0 Million Square Feet of Total GLA Combined Company Will Enhance DDR's Development Expertise and Improve Its Ability to Initiate and Complete Profitable Development Projects Over a More Geographically Diversified Portfolio Acquisition and Development Capabilities

Strategic Rationale The Trading Volume of the Combined Company is Expected to Be Nearly Five Times JDN's Existing Trading Volume Increased Liquidity

Strategic Rationale Economies of Scale To Be Realized From Merger Provides an Accretive Transaction to JDN's Shareholders Due to Cost Synergies General and Administrative Savings of $9 Million Interest Expense Savings of $6 Million Significant Development Company Savings as Well Cost Synergies

Strategic Rationale Cost Synergies Transaction is Accretive in Terms of FFO Per Share

Strategic Rationale 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002* DDR 0.98 1.2 1.34 1.48 1.62 1.86 2.05 2.19 2.38 2.5 Compound Annualized Growth Rate of 11% *First Call Consensus FFO Per share Estimate FFO Per Share Growth Rate Developers Diversified Realty

Strategic Rationale KIM DDR REG WRI NXL 0.111 0.096 0.081 0.076 0.05 Compound Annualized Growth Rate 1994 - 2002 FFO Per Share Growth Rate - Relative to Peers

Strategic Rationale 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002* DDR 0.8 0.96 1.08 1.2 1.26 1.31 1.4 1.44 1.48 1.52 *Annualized declared 2Q02 Dividend Dividend Per Share Growth Rate Developers Diversified Realty Compound Annualized Growth Rate of 11%

Strategic Rationale Significant Dollar Volume of JDN Debt Maturities Due $300 Million - Secured Line of Credit and Term Loan - Due December 31, 2002 $75 Million - Mandatory Par Put Remarketed Securities - Due March 31, 2003 May Require a Payment at Maturity in the Range of $9 - $12 Million $75 Million - Senior Unsecured Notes - Due August 4, 2004 Significant Capital Required to Complete Existing Developments CEO Search Uncertainty Reduces JDN Shareholders' Financing and Strategic Risks

Strategic Rationale Long-term Effects Limited Growth Opportunities Available Funds Used for Corporate Obligations and Debt Maturities Uncertain Dividend Policy Given High Payout Ratio Capital Recycling is Dilutive Uncertainty in Being Able to Compete in Marketplace Reduces JDN Shareholders' Financing and Strategic Risks

JDN’s Shareholders Will Get A Company That Has Had Solid Earnings Growth A Company That Has Annually Increased Its Dividend A Company That Has The Development Capabilities To Maximize The Value Of Current Projects A Company That Has a Strong Balance Sheet and Access to the Capital Markets A Company With a Complimentary Portfolio

Forward Looking Statement JDN Realty Corporation considers the portions of the information contained in this presentation and statements made in connection with this presentation, with respect to the Company’s beliefs and expectations of the outcome of future events, to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended. Such statements are, by their nature, subject to certain risks and uncertainties. Other risks, uncertainties and factors that could adversely affect the Company and its operations are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-Q and 10-K. JDN Realty Corporation does not undertake any obligation to release publicly any revisions to forward-looking statements contained herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Forward Looking Statement DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction between DDR and JDN with the SEC. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

Forward Looking Statement DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.